U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

                          [ ] Form 10-Q and Form 10-QSB

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [ ] Form N-SAR

For Period Ended: December 31, 1999

[ ]      Transition Report on Form 10-KSB
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended:
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            Nothing in this Form shall be construed to imply that the
            Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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         Full Name of Registrant
         (Former Name if Applicable)

                  FIRST RESERVE, INC.

         Address of Principal Executive Office (Street and Number)
                  1360 SOUTH DIXIE HIGHWAY

         City, State and Zip Code
                  CORAL GABLES, FLORIDA 33146

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PART II -- RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [X]     (a)      The reasons described in reasonable detail in Part III
                          of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-KSB, Form 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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         We are working on preparing the year-end financial statements to comply with certain SEC comments received with regard to a previously filed report on Form 10-SB/A. Specifically, we are working with the Company's management with respect to outstanding issues regarding executive compensation and certain notes payable. However, we expect to resolve these issues shortly which will allow the filing of the Company's Form 10-KSB within the extension period.

         Also, in connection with our Amended Form 10-SB, we received the aforementioned comment letter from the staff of the SEC on October 27, 1999, which included 17 comments (16 of which were accounting comments). On Monday, November 8, 1999, a discussion was held with a representative of the SEC's accounting staff which addressed certain concerns in the letter, most particularly the unavailability of certain historic financial statements, as well as other matters, including resolution of the (i) treatment of fiduciary funds, (ii) principles of combination, including First Reserve, Inc. (the issuer) and one of its subsidiaries, and (iii) the unavailability of certain unaudited financial statements for prior periods, etc.

         On December 29, 1999, our attorneys sent a letter to an examiner at the SEC Division of Corporate Finance as requested by the examiner and his supervisor, the Assistant Chief Accountant. As of this date, we have not yet received a response to the letter. This response may have a substantial impact on the financial statements to be filed as Part III to the Form 10-KSB.

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PART IV -- OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

                   DENNIS J. OLLE               (305) 858-5555
                  ----------------             ------------------
                      (Name)                   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer it no, identify report(s).

                                                       [X] YES  [ ] NO

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] YES [X] NO

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               FIRST RESERVE, INC.
                          ----------------------------
                  (Name of Registrant as specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 30, 2000                    By: /s/ ALLEN C. HARPER
                                              ----------------------------------
                                                    Allen C. Harper, Chairman
                                                    of the Board of Directors